Filed by Fifth Wall Acquisition Corp. III

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Fifth Wall Acquisition Corp. III

Commission File No. 001-40415

1.	Transcripts of Videos
	a.	Introduction
	b.	A Deeper Look Into The Parking Industry
	c.	MIC’s Unique Approach
	d.	Case Study: Chicago
	e.	Looking Ahead

1. Transcripts of Videos

a. Introduction

Participants

Brad Greiwe, Co-Founder and Managing Partner of Fifth Wall

Manuel Chavez, III, Chief Executive Officer of MIC

Stephanie Hogue, President, Chief Financial Officer, Treasurer, Secretary of MIC

Transcript

Brad Greiwe (00:00:02:21 - 00:00:16:00):

So I’m joined here with the CEO, Manuel Chavez, and the President and CFO, Stephanie Hogue, of Mobile Infrastructure. Excited to talk to you guys today. Why don’t we start first, exploring a little bit about your backgrounds in the industry.

Manuel Chavez (00:00:16:00 - 00:00:42:01):

Yeah, I’ve been in and around parking for the past 25 years. I previously ran a large regional parking management company. We did a little self-storage and industrial as well. In a prior partnership, we built out the second largest airport parking real estate portfolio in in the US. And during that time period, I’ve been principal in approximately a $1 billion to $1.5 billion of parking real estate deals.

Stephanie Hogue (00:00:42:11 - 00:01:15:21):

Stephanie Hogue, President and CFO. Most of my career was investment banking. I was in New York City as well as Asia and South America for about 18 years. Moved to Cincinnati in 2019 and have been investing in parking with Manuel since then. Most of my career was fixed asset investment banking, so commodities, large scale project infrastructure, both on the capital markets side and M&A. I’ve done about $15 to $20 billion dollars worth of transaction value in my career.

Brad Greiwe (00:01:16:00 - 00:01:18:02):

And just out of curiosity, what drew you to parking?

Stephanie Hogue (00:01:18:06 - 00:01:43:01):

Parking is such a great asset class. It has elements of infrastructure, it has elements of real estate. It’s very diverse, it’s ubiquitous, it’s everywhere, right. But we don’t necessarily think about it day-to-day. And as we thought about opportunity in terms of institutionalizing an asset class, it’s one of the few real estate asset classes that has not been institutionalized. So it’s a really exciting opportunity to get involved at a very nascent stage of an industry that had roll-up potential.

Brad Greiwe (00:01:43:06 - 00:01:49:02):

All right, so let’s dive into Mobile Infrastructure in more detail. Can you walk us through the portfolio that exists today?

Stephanie Hogue (00:01:49:06 - 00:02:10:02):

So we are about 16,000 parking stalls across the U.S. We are in over 20 markets and have over 40 assets. And so relatively large, but certainly scaling. Our headquarters are in Cincinnati, Ohio, and we have about 20 employees in house today. So lots of opportunity to grow.

Brad Greiwe (00:02:10:02 - 00:02:16:05):

To grow in terms of how you guys got here, can you talk a little bit more about the evolution of the company?

Manuel Chavez (00:02:16:14 - 00:04:44:07):

So, you know, this, this company has been around for about a decade. You know, the previous management team and previous sponsor, they put together a couple of funds and then turned them into our or combined them into a non-traded REIT. The strategy was very different from ours. Their strategy was one of net lease. And so they would go around and they would identify an acquisition opportunity, then go and talk to parking operators to identify a lease that would justify their acquisition price and they would put the two together and close on the deal and really move on to the next. And that works until it doesn’t work. And March of 2020 hits, everybody is working from home. Schools are shut down. Sporting events are either shut down or limited capacity and parking operators walked on those leases. The majority of those leases had riders in them, when those certain demand drivers were impacted that they could walk away from the lease.

So all of a sudden it exposed this, this side in the parking industry where where people traditionally described it as net leases, they really weren’t net leases. And so then you were left with passive owners of parking assets and parking management companies walking away from their leases. And so this, this company was trying to figure out a way to service its debt and, and try to generate income on, on their parking assets and without having the people, the institutional knowledge, the know-how, the experience of doing it, they just could not execute on it. And that’s what really created the opportunity for us. And so in 2021, we were able to recapitalize the company, thereby taking control of the company. The prior management team is no longer involved with the company, either from their activity or from an ownership perspective. So there was a clean break there, which is important to us because not only were we, were we changing the way the company wanted to execute, in the way the company wanted to think about its assets, but we were also changing the culture of the company. And so we needed, we needed fresh blood. We needed new people involved. We needed a new board. We needed new leadership. We needed new sponsorship. And that’s really what this transaction allowed us to implement, is, is all of that change in culture. All of that change in, in focus.

Brad Greiwe (00:04:44:12 - 00:04:53:20):

Many of you mentioned changes to both the team but also to the board. Can you explain a little bit about the dynamics of that board transformation?

Manuel Chavez (00:04:53:22 - 00:05:30:17):

We wanted a diversity of experience and we wanted people that could roll up their sleeves and and actually provide, provide insight and provide advice and guidance. And that’s one of the things we’re most excited about with this transaction, because, Brad, you’ll actually be joining our board on, on, on, on close there. And we think it’s really interesting just with your with your experience in the single family home. And so we’re sort of, how that how that industry went from nonexistence to institutionalizing in a very quick timeframe.

Brad Greiwe (00:05:30:21 - 00:06:13:00):

Yeah. I think the Invitation Homes experience is, there’s a lot of similarities in terms of fragmentation, consolidation, opportunities to create efficiencies vis-a-vis technology. And obviously obviously the Fifth Wall platform being able to provide first look insight into what technologies are changing the way we can think about the built environment and parking lots in particular, I’m really excited about. So thrilled and honored to be a part of the board conversation and looking forward to those meetings. Plus, you guys are based in Cincinnati where I grew up, so a great way to get home and get back to my roots.

And as you think about the next phase of Mobile Infrastructure’s business, why partner with Fifth Wall and FWAC?

Manuel Chavez (00:06:13:03 - 00:06:38:00):

Yeah, no there is, there’s two main reasons we we approached this partnership. Number one, there’s enormous roll up opportunity with within this industry so access to capital and institutional capital. And the number two, this is an industry that has been left behind from a technology standpoint. And so with Fifth Wall’s connections and focus on the proptech industry, we thought it had the makings of a good partnership.

Stephanie Hogue (00:06:38:07 - 00:07:01:12):

You know, we’re really excited about the partnership with Fifth Wall. This, MIC will be the first institutional, large, public parking-focused company in terms of ownership, and we think that the opportunity is tremendous. So the partnership with Fifth Wall really brings a lot of value in order to roll up the industry. We also think it’s a really great transaction for our shareholders. These are shareholders that have been in a non-traded REIT for many years and to have liquidity with such an amazing partner is really exciting for all of us.

b. A Deeper Look Into The Parking Industry

Participants

Brad Greiwe, Co-Founder and Managing Partner of Fifth Wall

Manuel Chavez, III, Chief Executive Officer of MIC

Stephanie Hogue, President, Chief Financial Officer, Treasurer, Secretary of MIC

Transcript

Brad Greiwe (00:00:03:09 - 00:00:31:15):

So now that we’ve got a little bit of the background done, why don’t we jump in to really unpacking how large the parking industry is. Just some high level numbers. Revenue for the parking lot industry is about a little over $130 billion. That’s represented by about a billion parking stalls. I think parking represents about 1% of U.S. GDP.

Can we break that down a little bit just in terms of really understanding like what is this opportunity, especially institutionally? And what are you guys going to be spending the next handful of years really tackling.

Stephanie Hogue (00:00:31:20 - 00:01:03:09):

As I think about this opportunity for Mobile, we have about just under 16,000 parking stalls today. 70 million are paid parking spaces. So we represent less than half of 1% of all paid parking spaces in the United States. Actually, less than a 10th. So we have a tremendous amount of opportunity ahead of us. And because it’s so fragmented, having an institutional buyer for those assets gives all kinds of sellers different reasons to partner with us.

Manuel Chavez (00:01:03:15 - 00:01:26:19):

And so you’ve got 65 plus million parking spaces out there that are completely fragmented and some are owner-operated, some were built as an amenity for customers, some were built because they were required to by building code. And because of all those reasons, it creates this very opaque industry where somebody or a group that’s been in it and has relationships and has a proprietary deal flow, you can really move the needle.

Brad Greiwe (00:01:26:22 - 00:01:37:08):

And I would imagine the industry’s shifted somewhat in response to the onset of the pandemic. Can you guys dive into that in terms of how did the industry fare during the pandemic, and what are the opportunities coming out of it?

Manuel Chavez (00:01:37:11 - 00:02:35:02):

So as far as sporting events, entertainment, parking volumes around those demand drivers are higher than they were pre-pandemic. Return to work has not happened yet. We’ve been, we’ve been stuck around 40, 50% in markets across the US. And so I think that. that that story has yet to play out. Another thing that we’re seeing that, that was sort of sped up through the pandemic is the conversion of Class B office space into both residential and hospitality. And that’s not just in your in your dense cities, that’s happening in tier-two cities across the US. And so that’s, that’s going to change the dynamic of when those parking spaces are used. So in a sense it’s adding capacity to the market because in a lot of cities after 5 p.m., parking spaces aren’t used in an urban core. Well as you’re introducing more hospitality and residential demand drivers to those, to those cities, it opens up sort of another 12 hours of day where you can generate income in those spaces.

Brad Greiwe (00:02:35:05 - 00:02:42:06):

And just to clarify that, what you’re saying is that it’s not necessarily new supply is being added, it’s just new demand for the existing supply.

Manuel Chavez (00:02:43:05 - 00:03:42:11):

That’s the, that’s the interesting thing about it, is that any new supply to most markets across the US, it’s almost impossible. Parking is built because developers of, of buildings are required to do it, either because their tenants expect it or because building code requires them to do it. That’s the only reason it’s built. Free standing parking does not pencil out. It doesn’t generate a return. in almost every city across the U.S. As you see cities continue to grow more dense, more people move downtown you’re seeing new development. When you see new development, you’re seeing development on parking assets. So it’s taking capacity out of the market and in fact, it’s creating demand in the market. And then when you’re seeing Class B office space, which as we know in your tier two cities, Class B office space rarely comes with parking. Then we’re seeing another pool on demand. So the ratio of sort of demand in different times of day, in different, different days of the week compared to the supply, it works in our favor.

Brad Greiwe (00:03:42:16 - 00:04:01:03):

That’s great. And Stephanie, you know, when we talk about the size and scale, I think it’s nice to sort of put it into context just in terms of how big of a business can you build executing on this strategy. So when you think about the non-institutionalization of the space now as you start to institutionalize it, what does that mean in terms of Mobile Infrastructure’s opportunity to recapture some of that value?

Stephanie Hogue (00:04:01:08 - 00:04:21:17):

The landscape is as large as there are parking spaces in the United States, right. So there are several different ways to do that. There are, to Manuel’s point, there are assets that we’re built to specifically serve a commercial building right. And the pandemic, to your question, really changed how people use that building. So they’re not there five days a week. They’re there three, four, two days a week and that parking asset no longer is an optimal asset for their user, for their tenant base. So we have that potential pipeline where we can then optimize that asset, we can buy it, optimize it and use it 24/7. As we think about smaller owners who are multi-generation and looking for liquidation of their assets, we have an amazing structure with an UP-C, where they can contribute on a tax-advantaged basis and really take control of how they liquidate their asset in the future. So I think, you know, we’ll be very creative, we’ll be bespoke in terms of how we acquire. We believe it’s a multi-billion dollar platform very quickly as long as we have that partnership with Fifth Wall and access to capital.

c. MIC’s Unique Approach

Participants

Brad Greiwe, Co-Founder and Managing Partner of Fifth Wall

Manuel Chavez, III, Chief Executive Officer of MIC

Stephanie Hogue, President, Chief Financial Officer, Treasurer, Secretary of MIC

Transcript

Brad Greiwe (00:00:03:07 - 00:00:19:20):

All right. So we just spent some time talking about the macro, the broader parking industry. Let’s dive in a little bit to the micro. What makes Mobile Infrastructure so unique just in the sense of, you know, really what are the features of really building an attractive parking platform?

Manuel Chavez (00:00:20:01 - 00:01:18:55):

You know, you use the word micro and that’s the key to it. You’ve got to really focus on micro-markets. You know, we’ve always said that parking is a block-by-block business, and the reason it is that is because it’s important as to who and what the demand drivers are on the adjacent blocks to you. A block or two blocks can make a big difference in how important you are, how integral you are to what that potential tenant is doing.

And in doing that, what you’d like to do is be able to build up sufficient scale in that micro market, because that does two things for you as well. In that, number one, it does give you pricing power in your rental rates, but it also gives you market intelligence as to what’s happening in there. And it also provides, it provides flexibility in what you can offer to potential tenants, because oftentimes you’ll have tenants come into the market and say, we need parking capacity at this time of day or in this size. And if you have one asset or if you don’t have sufficient scale in that micro market, then it limits what you can really offer them.

Brad Greiwe (00:01:19:00 - 00:01:27:03):

When it comes to taking advantage of that scale and driving it, what, can you jump into a little bit more into what those demand drivers specifically are?

Manuel Chavez (00:01:27:08 - 00:01:47:15):

There is your traditional corporate demand driver. There’s special event. There’s courthouses, grocery stores, medical clinics, hospitals. Overnight and in urban core, there is an army of janitorial employees that come downtown to clean up what has happened all day long. There really are a myriad of demand drivers on a 24/7 cycle.

Stephanie Hogue (00:01:47:23 - 00:02:15:10):

I think the interesting thing about, about that is that historically, because parking is relatively analog, people come in, they pay, they park. They park, they pay, they leave, or they pay, they park, they leave - either way. You don’t know who your tenants are, right? So you don’t know why they’re parking, what demand is bringing them there. Right. So the demand is really why they’re parking in that garage. And I think that’s one of the things that does make Mobile unique is the technology that we’ve integrated into our assets to make sure that they’re not anonymous.

Brad Greiwe (00:02:15:14 - 00:02:23:05):

Maybe explain a little bit more about what unique data and tech assets you guys are implementing and how that differs from, I’d say, more the status quo.

Stephanie Hogue (00:02:23:08 - 00:03:04:05):

I think we’ve been very thoughtful in terms of really diving into our demand drivers: who is parking in an asset and why are they there? And then trying to be completely flexible in what type of technology we use. But understanding from the data, who is parking there, why they’re parking there, and really more importantly, when we have lower utilization so we can fill and optimize the revenue coming from that garage. So if you know that during the day you’re 75% corporate, you have an opportunity overnight to partner with hotels, entertainment and NFL, any sporting events to drive demand in the downtime of the garage.

Manuel Chavez (00:03:04:10 - 00:03:30:07):

You go back 20 years ago, and I guarantee you the parking attendant in that particular garage, he can tell you who’s parking there, why they’re parking there, when they come, when they go. And so what we’re trying to do is take that knowledge that that parking attendant knows from being there every single day, year after year, and utilize it in a way where we can spread it across 40, 50, 200 assets across the U.S. and make intelligent decisions like that individual tenant would have done 20 years ago.

Brad Greiwe (00:03:30:07 - 00:03:41:13):

Digitizing that knowledge base and making it operational across a broad swath of assets, is extremely challenging. Why haven’t others recognized and taken advantage of this opportunity?

Manuel Chavez (00:03:42:02 - 00:04:09:14):

The vast majority of owners in the parking industry are passive owners. We touched on it earlier, but they own parking assets because they were required to own those assets. Their tenants demand it. The city demands it. Building code demands it. And so then they offload management of those assets to parking management companies. They are focused in, on managing as many locations as they can across the swath of the city.

Stephanie Hogue (00:04:09:20 - 00:04:31:04):

The scale piece is critical. Right. So you have to own enough assets to make the data worthwhile. Mobile being a public company with a large number of assets across the US, really controlling that data allows us to partner better with our operators. We don’t operate our own assets, but we can feed that information to our operators and help them be more successful as well.

Brad Greiwe (00:04:31:09 - 00:04:35:18):

Can you delve into a little bit more about, what does that active asset management really entail?

Stephanie Hogue (00:04:35:21 - 00:05:14:02):

Well, we’ve touched on it in terms of demand drivers. Understanding who the parking tenants are, why are people using those assets. And then working with the operators, right. So it’s one thing to have information. It’s another thing to be very active with the operators and seeking new opportunities. Manual referenced we look at parking as a block-by-block industry and so understanding who is in the adjacent blocks of every single asset across the country, who will be moving into that area, change in use in terms of different buildings around, and then begin to think about marketing to those people is really critical. And that’s where the technology that we use comes into play.

Brad Greiwe (00:05:14:07 - 00:05:24:21):

And explain sort of the evolution of your thoughts around the lease structure. You mentioned that being an impediment for now can be potentially viewed as an advantage. Yeah, can we walk through that?

Manuel Chavez (00:05:25:01 - 00:05:55:21):

Yeah. Parking has fixed operational cost. When we go out and lease new space, we don’t have a TI budget. We don’t have additional CAM. We don’t have additional operating cost to activate that space. And so because of that, after you reach an expense and operating threshold, because of that, your contribution margin is 90%. So you’ve really got to be focused on sort of those last, you know it’s those last five cars that drive the majority of your, of your profit there.

Manuel Chavez (00:05:55:23 - 00:06:17:07):

And what we have found is that if you are passive, if you’re not focused on those last five cars, those last five cars never come. And your tenant base sort of ends at operational breakeven or some acceptable sort of margin there. And we believe, you know, driving the last 10% on the top line is oftentimes a 35% mover on the bottom.

Stephanie Hogue (00:06:17:12 - 00:06:42:08):

So the lease structure really enables that. Right. So we talked about a net lease structure. We don’t get to participate in that upside. But if we take a more variable lease structure where we participate in the rent growth of that asset, then we really see the optimization to the bottom line. And so what we did is we took the net lease, net leases that were in place and restructured them all to variable lease with the operator.

Brad Greiwe (00:06:42:14 - 00:06:50:04):

Gotcha. And the only way you can really maximize that specific opportunity is if you are an active asset manager and you’re providing the data and insights

Stephanie Hogue (00:06:50:13 - 00:06:50:12):

100%

Brad Greiwe (00:06:50:17 - 00:06:53:22):

And you’re focused on those last five cars.

Stephanie Hogue (00:06:53:13 - 00:06:54:17):

That’s it.

Brad Greiwe (00:06:54:17 - 00:07:05:15):

That’s great. So revenue maximization, expense mitigation, customer data and creating superior experiences. Another leg of that still seems to be around ancillary revenue opportunities. Can we talk a little bit more about that?

Stephanie Hogue (00:07:05:15 - 00:07:32:06):

You know, we do view these as blank slates, and so we’re really excited about partnering with Fifth Wall. The focus on Proptech as the industry continues to evolve will be really important for us. These are large assets in the center of CBD cores and so being able to convert an asset almost on a floor-by-floor basis based on demand. Last mile-warehousing will be really important. And we do think that the partnership with Fifth Wall will expose us to that ecosystem both ways.

Brad Greiwe (00:07:32:06 - 00:07:46:05):

And I think the proptech opportunity is combined with, I think, you know, increasing amount of interest and investment in climate tech solutions. Parking also provides a really compelling canvas with which to experiment and generate real opportunity from.

Stephanie Hogue (00:07:46:05 - 00:08:02:16):

Where you have an exposed rooftop, you can have solar, can use that to charge the cars. We’ve talked about water capture technologies. You have all of that space that is, that is outdoors and open. And so we’re really excited about what we can deploy on these assets.

d. Case Study: Chicago

Participants

Brad Greiwe, Co-Founder and Managing Partner of Fifth Wall

Manuel Chavez, III, Chief Executive Officer of MIC

Stephanie Hogue, President, Chief Financial Officer, Treasurer, Secretary of MIC

Transcript

Brad Greiwe (00:00:03:06 - 00:00:12:12):

All right, so let’s make all this even more real. So let’s talk about a specific case study where all this active management actually resulted in a superior outcome.

Stephanie Hogue (00:00:12:17 - 00:00:13:15):

Dive into Chicago.

Manuel Chavez (00:00:14:06 - 00:00:42:15):

We had the, we had the unfortunate luck of, of probably closing on the last significant parking asset transaction pre-pandemic. We closed on it late, mid February of 2020. So a month later, we watched our corporate tenants go back out to the suburbs. We saw our residential tenants leave, leave the urban core. So we ended up with a garage that had very little movement in it and certainly had very little demand for it.

Manuel Chavez (00:00:42:16 - 00:02:29:03):

So what we did there is we focused on who was coming downtown and when and why they were coming downtown and try to create parking, sort of parking packages for them whereby our garage would be relevant. So we identified supermarkets across the street and created validation program. We identified that the hospitals were still open and were still seeing patients.

And not not only that, is that there were, there were an influx of first line responders from the suburbs and from other states that were coming into downtown Chicago and needed a place to store cars, to store equipment. And so we identified those people that were still downtown and created opportunities for them. And because it’s parking, if it’s not used each day that it goes away, it’s somewhat perishable. And so while our daily rate pre-pandemic may have been $32 a day, while in pandemic, it’s a very different environment. And so we did $5 overnight packages. We did $120 a month offerings. We did two and three day offerings for, for people. We partnered with hotels that were, that were housing your first responders. And slowly but surely, we created demand and we created volume and demand within our parking asset even during the depths of the pandemic there. And then if I fast forward a couple of months as we sort of come out of that pandemic, what we’ve done now is, you know, all of those seeds we planted with the medical clinics, with the hospitals, with museums, with supermarkets, custodials overnight, all of those things from a rental rate perspective has started to normalize. But we have the volumes. So we focused on that. And so we had a tenant base there. And so we’re able to normalize what they’re actually paying for the, for the use of that space.

Brad Greiwe (02:29:03 - 00:02:37:03):

When it comes to actually measuring the success of that project at a very nuanced level, what are the KPIs that you track, that you measure yourselves against?

Stephanie Hogue (00:02:37:08 - 00:03:15:08):

Sure. I think as we think about the hospitality industry, they look at RevPAR, right? Revenue per available room. We use RevPAS, very similar concept. So revenue per available parking stall. And so to Manuel’s point, in Chicago, we watched the RevPAS continue to grow through the pandemic. It really has to be on a market by market basis, right. An asset in Oklahoma City or Cincinnati, Ohio is not going to have the same RevPAS as you might see in Houston or Chicago. But looking at a market overall, that’s really how we define success. Are we in line or better than the market? And then we can drive to utilization and occupancy from there.

Brad Greiwe (00:03:15:08 - 00:03:33:07):

And I would imagine if you’re tracking RevPAS at that nuance level, that’s where the optimizing those last five cars really comes into play. So really sort of figuring it out again through active asset management, how do you increase that utilization? How do you maximize that revenue per stall? That’s where the magic really happens.

Manuel Chavez (00:03:33:16 - 00:03:52:12):

Yeah. And in the underwriting phase of looking at a new acquisition, we take a lot of time in understanding the operating expense of that asset because it’s, you know, once that’s identified, then every incremental dollar of rental income over that, the contribution margin to our bottom line is 90%.

Brad Greiwe (00:03:52:23 - 00:03:59:07):

Yeah. Yeah that’s incredible. And I would imagine the fixed costs or the maintenance cost of a parking asset is minimal.

Stephanie Hogue (00:04:00:03 - 00:04:04:14):

Yeah. Re-stripe it every few years and that’s kind of it.

e. Looking Ahead

Participants

Brad Greiwe, Co-Founder and Managing Partner of Fifth Wall

Manuel Chavez, III, Chief Executive Officer of MIC

Stephanie Hogue, President, Chief Financial Officer, Treasurer, Secretary of MIC

Transcript

Brad Greiwe (00:00:03:06 - 00:00:23:03):

There’s obviously a ton of excitement in the industry right now as the economic environment begins to shift. A lot of folks are viewing the near-term buying opportunities as becoming increasingly attractive. Can we talk a little bit more about what’s the acquisition pipeline opportunity with the parking lot industry in particular, and how are you guys setting yourselves up to take advantage of it?

Manuel Chavez (00:00:23:06 - 00:01:08:17):

The pipeline opportunity is huge. It is several, several hundred million dollars. Is that, this is an industry that has leaned on the “Monday through Friday, 9 to 5 corporate” parker, and that parker has not come back yet. We’re just not seeing it in our markets across the US. And so, because of that and because of the nature of the majority of parking owners, which are pretty passive, parking incomes are still, are still in a trough today. And so when we’ve got sort of a generational shift of parking owners that have owned assets for 30, 40 years, we’ve got parking incomes in a trough, and we have relationships that were built over decades in markets across the U.S., we’re seeing deal flow and opportunities that are as good as we’ve ever seen.

Brad Greiwe (00:01:09:09 - 00:01:27:01):

Right. And I would imagine that those opportunities can be taken advantage of through, again, what we chatted about before your active asset management. So I guess along those lines, what do you think your competitive advantage is beyond sort of the general networking relationship and sort of the broader macro environment? Can you kind of get into more specifics?

Stephanie Hogue (00:01:27:04 - 00:01:56:11):

Absolutely. You know, I think one of our biggest advantages is the Up-C structure. It gives people a way to really control their destiny. How do they want to sell their asset? It could be for cash, but it also can be a tax-advantaged stock position. The nice thing about that is it allows them, as we become very active owners, it allows them to participate in the growth of assets that they’ve owned in their families for 30, 40 years and to continue to see that growth opportunity within assets that they’re already familiar with.

Manuel Chavez (00:01:56:17 - 00:02:54:16):

You know, parking is not a complicated industry, but it’s a really hard industry. There is an operational and micro market intensity to it that a lot of people overlook. And so because of our discipline and our process and the underwriting, we’re identifying and scripting that game plan before we close on the asset, we understand the demand drivers, we understand who’s there, why they’re parking there and where our potential is. And it’s because of that discipline, that’s, that’s, that’s a real advantage. Then once we close on it, then we’re focused and deliberate on who we’re talking to, what we’re talking to them about, and how we’re driving utilization with tenants, where a parking asset is integral to what they’re doing. That’s going to drive utilization for us. That’s going to give us rental growth power in the future, and it’s going to continue to give us market intel, which then we can use on additional opportunities in that micro-market.

Brad Greiwe (00:02:55:07 - 00:03:21:00):

Sure. So that scale tech enabled platform playbook that’s distinct to Mobile Infrastructure, it’s going to not only allow you to identify, underwrite faster, better than your competitors, but also activate and realize those underwriting opportunities from a performance perspective with more confidence. That’s extremely exciting.

When it comes to expanding an existing versus net new markets, how do you think about that?

Stephanie Hogue (00:03:21:01 - 00:04:01:22):

I think, you know, we go back to a block-by-block asset class. You know, expanding in markets we’re already in, really controlling that micro-market gives us tremendous pricing power. It gives us an opportunity to offer different products to different types of users, which is really important. Entering into new markets, a great asset in a very small market or a large growing market we’re, we’re pretty indifferent. We like both of them, but a big institutionalized asset in a new market gives us a lot of insight into what is happening in that market. And so we do look at those very carefully, very seriously, and are really excited about some of the opportunities that Manuel referenced in terms of acquisitions.

Brad Greiwe (00:04:02:03 - 00:04:57:15):

Yeah, and I would imagine that the platform playbook allows you to rubber-stamp opportunities in net new markets relatively easily because you already have relationships with operators. You understand how those micro-markets sort of exist based on experience in other markets. That’s super compelling.

I think the last opportunity that could prove to be super interesting is that significant amount of VC capital has flowed into parking technology over the last six, seven years, some of which it’s finding is finding a hard home in terms of being able to continue to sell in from a software perspective independently and/or if it’s a hardware business, finding the right sort of aggregation of assets to sort of prove out, you know, sort of the advantages that that those technologies bring to bear. I would imagine the scaled public platform like yourselves as a potential consolidator of those opportunities could prove to be interesting as well, based on the existing technology infrastructure you’ve already built.

Stephanie Hogue (00:04:58:01 - 00:05:31:12):

Absolutely. I think EV is a really great example of that, Brad. EV is really, when you, when you roll it into an asset, you have to have the owner’s permission. It requires electricity going into the asset. You have to put new hardware into that asset. And so as we’ve talked about a very fragmented industry, an EV charging company has to, has to contact all of those owners. And so a large public company that has control over tens of, twenties of thousands of parking stalls gives an opportunity to test out an EV platform very quickly.

Additional Information

This document (including any accompanying video or audio materials) relates to the proposed transactions (the “Proposed Transactions”) contemplated by that agreement and plan of merger (the “Merger Agreement”), dated December 13, 2022, by and among Fifth Wall Acquisition Corp. III (“FWAC”), Mobile Infrastructure Corporation, a Maryland corporation (“MIC”), and Queen Merger Corp. I, a Maryland corporation and a wholly-owned subsidiary of FWAC. On January 13, 2023, FWAC filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”), which included a joint proxy statement of FWAC and MIC and constitutes a prospectus of FWAC (including any amendments and supplements thereto, the “Joint Proxy Statement/Prospectus”). Both MIC and FWAC intend to file other documents with the SEC regarding the proposed transaction. A definitive Joint Proxy Statement/Prospectus will also be sent to the shareholders of FWAC and the stockholders of MIC, in each case seeking any required approvals, when available. Investors and security holders of FWAC and MIC are urged to carefully read the entire Joint Proxy Statement/Prospectus and any other relevant documents filed with the SEC because they will contain important information about the Proposed Transactions. The documents filed by FWAC and MIC with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Alternatively, the documents filed by FWAC can be obtained free of charge from FWAC upon written request to Fifth Wall Acquisition Corp. III, 6060 Center Drive, 10th Floor, Los Angeles, California 90045, and the documents filed by MIC can be obtained free of charge from MIC upon written request to MIC, 30 W 4th Street, Cincinnati, Ohio 45202.

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